December 3, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

       Re: Kepler Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 8, 2025
           File No. 333-290005
Dear Kwok Yu Hin:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30,
2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Exhibits

1. Several of your exhibits were submitted as images and therefore are not text searchable, including Exhibits 3.1, 3.2, 8.1, 10.1-10.3 and 10.6. File an amendment to include revised versions of the exhibits filed in a format that permits the contents to be text searchable.
 December 3, 2025
Page 2

       Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Edgar Siu, Esq.